INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

December 29, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of RNC Genter Dividend Income Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley on December 2, 2008, for the RNC Genter Dividend Income Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 53 filed concurrently with this correspondence.

Prospectus

Page 3 – Principal Investment Strategies

1.	1st paragraph, 1st sentence. Make an update from the following two choices:
a.	Delete the word “net” and define “assets” in the SAI - assets, plus borrowings for investment purposes, or
b.	Delete the word “net” and add the following after assets - “assets, plus borrowings for investment purposes,”.

RESPONSE: Change updated in Registration Statement.

Page 4 – Principal Risk of Investing

2.	Sector Risk Bullet. Consider deleting the Sector Risk disclosure or add information to the principal investment strategy section regarding sector investing.

RESPONSE:  The following will be added to the principal investment strategy section after the 4th sentence:    “Investments in and weighting of individual sectors will vary based on the advisor’s assessment of valuation and the economic outlook.”

Pages 6 & 7 – Prior Performance of Similar Accounts Managed by the Advisor.

3.
1st paragraph.  “..of all private accounts managed by the Advisor…” Confirm in response letter that this does not include any other mutual Funds.  If the Advisor manages other mutual funds explain why not included.

RESPONSE: The Advisor confirms that these accounts do not include any mutual funds or public funds.

4.
Footnote for the Table on page 6.  Provide returns “net of all expense” or adjusted in the amount of the Funds expense ratio.  If actual expenses are lower than the Fund’s expenses, add disclosure that the Fund’s fees are higher and the returns may be lower than if charged at the higher rate.

RESPONSE:  The disclosure will contain both gross and net returns.  The performance numbers have been updated to excluding equity sectors of balanced accounts.   The non-fee paying account has been adjusted to reflect the average management fees charged for the period.  Disclosure is added that fund fees are higher and returns may be lower. In addition, please note that the returns provided do not reflect a sales charge as the Fund does not intend to have a sales load.

5.	Table on page 7. Consider excluding “non-fee paying” accounts from calculation. If it is kept, please explain the rationale in the response letter.

RESPONSE:  There is only one non-fee paying account that started with $200,000 in December 2003.  This account is the initial seed account that started using this strategy.  The net performance numbers have been recalculated using an imputed fee based on the average fee for other fee-paying accounts and then recomputed the total composite performance.

6.	Table on page 7. Provide the Net returns for the composite before the Gross returns.

RESPONSE: Change updated in Registration Statement.

7.	Table on page 7. Consider removing the column titled “Composite Dispersion”. If it is kept, explain what this is and explain why for the current year it is N.A.

RESPONSE: Change updated in Registration Statement.

8.	Table on page7. Verify the spread between “net” and “gross”. It does not seem reasonable given the management fees disclosed on page 8 (1st paragraph).

RESPONSE:  The amounts have been verified.  Management fees for some larger accounts were negotiated at lower than the fee schedule shown on page 8, which also includes a disclosure that actual fees incurred by clients may vary.

9.
3rd footnote on page 7.  “High Dividend Equity Composite contains fully discretionary equity accounts invested in stocks based almost entirely on dividend yield and dividend history.”  The last section is confusing.  Consider changing to “substantially similar to the way the Fund would select investments.”

RESPONSE: Change updated in Registration Statement.

10.
3rd footnote on page 7.  Consider deleting the following sentence “Prior to September 30, 2008, the composite had been measured against the Dow Jones Select Dividend Index.”  This has no relevance to the information provided in the Prospectus.

RESPONSE: Change updated in Registration Statement.

11.
6th footnote on page 7.  It says that accounts were removed from performance calculation due to significant cash flows.  Explain why the exclusion is appropriate, keeping in mind that the Fund is open-ended and could potentially have significant cash flows.

RESPONSE:  Significant cash flows could potentially distort a portfolio’s performance and in accordance with GIPS, the Advisor has adopted a policy of temporarily excluding an account from the composite  due to significant cash flows.   The Advisor believes that this exclusion would not render the performance to be misleading.

12.	2nd footnote on page 8. Balanced accounts are not permitted in prior performance calculations disclosed in the prospectus. Recalculate performance excluding balanced accounts.

RESPONSE: Change updated in Registration Statement.

Page 8 – Portfolio Managers

13.	Clarify the relationship of the roles each portfolio manager performs for the Fund. Make clear the employment for the last 5 years.

RESPONSE: The following has been added on page 8 under “portfolio managers” in the first paragraph after the sentence ending “daily cash flows”:

“The portfolio managers work as a team in considering securities for selection and implementing portfolio strategies. Mr. Barber, as director of equities, has final approval of all companies in the portfolio.”

For Rocky Barber’s employment history, please insert the following at the end of the 5th sentence that ends in “…and Portfolio Manager” :  “up to the end of 2004, prior to joining RNC Genter.”

Page 21 –Privacy Policy

14.	Delete the privacy policy from the prospectus disclosure.

RESPONSE:   Removed.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/ JOY AUSILI

Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360